EXHIBIT 99.E

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Annual Report (Form 40-F) of Oncolytics Biotech Inc. of our report dated February 11, 2005 (except for note 20, which is as of February 21, 2005), included in the 2004 annual report to shareholders of Oncolytics Biotech Inc.

Calgary, Canada March 4, 2005	Chartered Accountants